UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SILICON IMAGE, INC.

(Names of Subject Company (Issuer))

CAYABYAB MERGER COMPANY.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

LATTICE SEMICONDUCTOR CORPORATION

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

82705T102

(CUSIP Number of Class of Securities)

Byron Milstead

Corporate Vice President, General Counsel and Secretary

5555 N.E. Moore Court

Hillsboro, Oregon 97124

(503) 268-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas J. Ivey, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

(650) 470-4500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$602,048,251.28	$69,958.01
(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 77,510,354 shares of common stock of Silicon Image, Inc.. (“Silicon Image”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $7.30 per Share (ii) 4,790,098 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $7.30 per share, multiplied by $2.56, which is the offer price of $7.30 per Share minus the weighted average exercise price for such options of $4.74 per share and (iii) 3,282,194 restricted stock units multiplied by the offer price of $7.30 per Share. The calculation of the filing fee is based on information provided by Silicon Image as of February 5, 2015.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $69,958.01	Filing Party: Cayabyab Merger Company and Lattice Semiconductor Corporation
Form or Registration No.: Schedule TO-T	Date Filed: February 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Cayabyab Merger Company, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware Corporation (“Parent”), and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2015, as amended by Amendment No. 1 filed on February 26, 2015 (as it may be amended or supplemented, the “Schedule TO”) and relates to the offer of Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Silicon Image, Inc., a Delaware corporation (“Silicon Image”), at a price of $7.30 per share, net to the seller in cash, without interest and less any required tax withholding, upon the terms and conditions set forth in the offer to purchase dated February 9, 2015 (as it may be amended or supplemented, the “Offer to Purchase”) and related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 2 is being filed by Parent and Purchaser. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

The Offer to Purchase and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

Section 16 of the Offer to Purchase – “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by deleting the first and second paragraphs under the caption “Litigation Related to the Offer and the Merger” and replacing them with the following paragraphs:

“As of February 26, 2015, purported Silicon Image stockholders separately filed five putative class action lawsuits in the Delaware Court of Chancery against Silicon Image, the members of the Silicon Image Board, and Parent, and Purchaser challenging the proposed transactions among Parent, Purchaser, and Silicon Image. The actions are captioned Pfeiffer v. Martino, et al., C.A. No. 10601-VCG; Lipinski v. Silicon Image, Inc., et al., C.A. No. 10602-VCG; Feldbaum et al. v. Silicon Image, Inc., et al., C.A. No. 10603-VCG; Nelson v. Silicon Image, Inc., et al., C.A. No. 10609-VCG; and Partansky v. Silicon Image, Inc., et al., C.A. No. 10621-VCG. Four additional putative class action lawsuits have been filed in the Santa Clara County Superior Court as of February 25, 2015. These actions are captioned Stein v. Silicon Image, Inc., et al., Case No. 1:15-cv-276231; Molland v. George, et al., Case No. 1:15-cv-2766238; Tapia v. Silicon Image, Inc., et al., 1:15-cv-276467; and Caldwel v. Silicon Image, Inc., et al., Case No. 1-15-cv-276612. Generally, the lawsuits allege that the Silicon Image Board breached fiduciary duties owed to Silicon Image’s public stockholders by, among other things, engaging in an improper process with respect to the proposed transaction, agreeing to a transaction price that does not adequately compensate stockholders, and agreeing to preclusive deal protection measures in the Merger agreement. The Delaware actions and certain of the California actions also allege that the members of the Silicon Image Board breached their fiduciary duties by failing to disclose material information in recommending the Offer, the Merger, and the other transactions contemplated by the Merger Agreement to Silicon Image shareholders. The various complaints also allege that Silicon Image, Parent, and Purchaser aided and abetted the alleged breaches of fiduciary duty. The various complaints seek, among other things, to enjoin the Defendants from consummating the Merger, damages, and an award of attorneys’ fees and costs.

In the Delaware actions, among other things, the court consolidated the actions, certified a provisional class of Silicon Image shareholders, and appointed lead counsel. The Delaware court also entered a scheduling order providing (i) dates for the filing of a consolidated complaint and answers by Defendants, and (ii) a schedule for document production and depositions. On February 13, 2015, plaintiffs in the Delaware actions filed an Amended Verified Class Action Complaint for Breach of Fiduciary Duty. On February 20, 2015, all Defendants answered the operative Delaware complaint. In addition, certain voluntary discovery has commenced in the Delaware actions. The plaintiff in the Lipinski action served requests for the production of documents on Defendants. The Delaware court also entered a protective order providing for the exchange of confidential and highly confidential information. Silicon Image has since produced documents to the Delaware plaintiffs, and the Delaware plaintiffs have deposed Silicon Image’s Chief Executive Officer and a representative of Silicon Image’s financial advisor.

2

In the California actions, Defendants filed motions to stay the Stein and Molland actions. On February 18, 2015, plaintiffs in the California actions appeared ex parte in the California court for an order to expedite discovery; Defendants appeared and argued, among other things, that the California court should stay the California actions in favor of the more advanced Delaware actions. The California court denied plaintiffs’ request for expedited discovery and set a hearing on the motions to stay in the Stein and Molland actions for March 27, 2015. Meanwhile, on February 12, 2015, plaintiffs in the Tapia and Caldwel actions served Purchaser with the summons and complaints in those actions; Purchaser’s responses to those complaints are due March 16, 2015. The California court has set case management conferences on May 29, 2015 for the Stein and Molland actions, on June 5, 2015 for the Tapia action, and on June 12, 2015 for the Caldwel action.

While we believe that each of the aforementioned complaints is without merit and that the Defendants have valid defenses to all claims, in an effort to eliminate the burden, expense, and uncertainties inherent in further litigation, on February 26, 2015, the Defendants reached an agreement in principle with the plaintiffs in the Delaware actions to settle the Delaware actions in their entirety and resolve all allegations against the Defendants in connection with the Offer, the Merger, the other transactions contemplated by the Merger Agreement, and the disclosures made in connection therewith. The settlement, which is subject to further definitive documentation and court approval, would provide for a settlement and release by a purported class of Silicon Image stockholders of all claims against the Defendants in connection with the Offer, the Merger, the other transactions contemplated by the Merger Agreement, and the disclosures made in connection therewith. In exchange for such settlement and release, the parties agreed, after arm’s length discussions between and among the Defendants and the Plaintiffs, that Silicon Image would provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth in an amendment thereto), although Silicon Image does not make any admission that such additional supplemental disclosures are material or otherwise required. The parties have agreed to negotiate the amount of a reasonable award of attorneys’ fees and expenses in connection with the Delaware actions. In the event the settlement is not approved by the court or the conditions to settlement are not satisfied, the Defendants will continue to vigorously defend these actions.”

3

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2015

CAYABYAB MERGER COMPANY

By	/s/ Joe Bedewi
Name:	Joe Bedewi
Title:	Treasurer

LATTICE SEMICONDUCTOR CORPORATION

By	/s/ Joe Bedewi
Name:	Joe Bedewi
Title:	Corporate Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 9, 2015*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement, as published in the New York Times on February 9, 2015*

(a)(5)(A)	Joint Press Release of Lattice Semiconductor Corporation and Silicon Image, Inc. issued January 27, 2015, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(B)	Presentation to Lattice Semiconductor Corporation investors, dated January 27, 2015, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(C)	Edited transcript of Lattice Semiconductor Corporation conference call on January 27, 2015, as originally filed as Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(D)	Announcement to Lattice Semiconductor Corporation employees from Darin G. Billerbeck, Lattice’s Chief Executive Officer, dated January 27, 2015, as originally filed as Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(E)	Lattice Semiconductor Corporation Q&A for its employees, as originally filed as Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(F)	Form of announcement from Lattice Semiconductor Corporation to its customers and channel partners, dated January 27, 2015, as originally filed as Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(G)	Form of announcement from Lattice Semiconductor Corporation to its suppliers, dated January 27, 2015, as originally filed as Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(H)	Press Release of Lattice Semiconductor Corporation, issued February 3, 2015, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 3, 2015, which is incorporated by reference herein.

(a)(5)(I)	Edited transcript of Lattice Semiconductor Corporation conference call on February 3, 2015, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the Securities and Exchange Commission on February 4, 2015, which is incorporated by reference herein.

Exhibit No.	Description

(b)(1)	Amended and Restated Commitment Letter, dated February 9, 2015, from Jefferies Finance LLC, HSBC Securities (USA) Inc. and HSBC Bank USA, N.A. to Parent.*

(d)(1)	Agreement and Plan of Merger, dated January 26, 2015, by and among Parent, Purchaser and Silicon Image, Inc., as originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(d)(2)	Support Agreement, dated as of January 26, 2015, by and between Parent and Peter Hanelt*

(d)(3)	Support Agreement, dated as of January 26, 2015, by and between Parent and William George*

(d)(4)	Support Agreement, dated as of January 26, 2015, by and between Parent and Masood Jabbar*

(d)(5)	Support Agreement, dated as of January 26, 2015, by and between Parent and Camillo Martino*

(d)(6)	Support Agreement, dated as of January 26, 2015, by and between Parent and Umesh Padval*

(d)(7)	Support Agreement, dated as of January 26, 2015, by and between Parent and William J. Raduchel*

(d)(8)	Support Agreement, dated as of January 26, 2015, by and between Parent and Raymond Cook*

(d)(9)	Support Agreement, dated as of January 26, 2015, by and between Parent and Tim Vehling*

(d)(10)	Support Agreement, dated as of January 26, 2015, by and between Parent and Edward Lopez*

(d)(11)	Support Agreement, dated as of January 26, 2015, by and between Parent and Khurram Sheikh*

(d)(12)	Support Agreement, dated as of January 26, 2015, by and between Parent and Seamus Meagher*

(d)(13)	Support Agreement, dated as of January 26, 2015, by and between Parent and Steve Robertson*

(d)(14)	Support Agreement, dated as of January 26, 2015, by and between Parent and Stanley Mbugua*

(d)(15)	Mutual Confidentiality Agreement, dated September 22, 2014, as amended by Amendment to Mutual Confidentiality Agreement, dated January 8, 2015, by and between Parent and Silicon Image, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on February 9, 2015 or with Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on February 26, 2015.